UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

MPM ACQUISITION CORP.

(Exact name of Registrant as specified in its charter)

Delaware (State of Incorporation)	000-53173 (Commission File Number)	80-0145732 (IRS Employer Identification Number)

c/o MPM Asset Management LLC, 200 Clarendon Street, 54th Floor, Boston, MA 02116

(Address of Principal Executive Offices, including Zip Code)

(617) 425-9235

(Registrant’s telephone number, including area code)

Approximate Date of Mailing:  April 29, 2011

MPM ACQUISITION CORP.

c/o MPM Asset Management LLC

200 Clarendon Street, 54th Floor

Boston, MA 02116

Tel: (617) 425-9235

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF
MPM ACQUISITION CORP.

NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED
TO SEND THE COMPANY A PROXY.

Introduction

This Information Statement is being mailed to holders of record of shares of common stock of MPM Acquisition Corp. (the “Company,” “we,” “us,” or “our”), a Delaware corporation, pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with the proposed transactions contemplated by that certain Agreement and Plan of Merger, dated April 25, 2011 (the “Merger Agreement”) by and among the Company, Radius Health, Inc., a Delaware corporation (“Radius”), and RHI Merger Corp. (the “Merger Sub”), a Delaware corporation and wholly-owned subsidiary of the Company, pursuant to which Merger Sub will merge with and into Radius (the “Merger”), resulting in Radius becoming a wholly-owned subsidiary of the Company and resulting in a change of control of the Company and our board of directors.

The terms of the Merger Agreement provide for, among other things, that holders of Common Stock of Radius are entitled to receive in exchange therefor, shares of Company common stock, par value $0.0001 per share (the “Company Common Stock”), (2) shares of Series A-1 Stock of Radius are entitled to receive in exchange therefor, shares of Company Series A-1 Preferred Stock, par value $0.0001 per share (the “Company Series A-1 Stock”), (3) shares of Series A-2 Stock of Radius are entitled to receive in exchange therefor, shares of Company Series A-2 Preferred Stock, par value $0.0001 per share (the “Company Series A-2 Stock”), (4) shares of Series A-3 Stock of are entitled to receive in exchange therefor, shares of Company Series A-3 Preferred Stock, par value $0.0001 per share (the “Company Series A-3 Stock”), (5) shares of Series A-4 Stock are entitled to receive in exchange therefor, shares of Company Series A-4 Preferred Stock, par value $0.0001 per share (the “Company Series A-4 Stock”), (6) shares of Series A-5 Stock are entitled to receive in exchange therefor, shares of Company Series A-5 Preferred Stock, par value $0.0001 per share (the “Company Series A-5 Stock”), and (7) shares of Series A-6 Stock are entitled to receive in exchange therefor, shares of Company Series A-6 Preferred Stock, par value $0.0001 per share (the “Company Series A-6 Stock”) (collectively, the “Merger Consideration”). Each share Common Stock of Radius is entitled to one share of Company Common Stock as Merger Consideration and each share of Preferred Stock of Radius is entitled to one-tenth of a share of the corresponding series of Company Preferred Stock as Merger Consideration.

Options to acquire shares of Common Stock will be assumed by Company and exercisable for shares of Company Common Stock.  Warrants to purchase shares of Series A-1 Stock will be assumed by Company in accordance with their terms and conditions and exercisable for shares of Company Series A-

1 Stock.

In connection with the Merger, there will be a change in the Company’s Board of Directors, which will become effective (the “Effective Date”) on the later of (1) ten (10) days after the date on which this Information Statement is being filed with the SEC and mailed to all the holders of record of the Company’s common stock, par value $0.0001 per share (“Common Stock”) and (2) the consummation of the Merger.  This Information Statement is being mailed on or about April 29, 2011 to all holders of record on such date.  A stockholder vote is not required and will not be taken with respect to the appointment of the new directors.  You are not required to take any action with respect to the appointment of the new directors.

As a condition to the closing of the Merger, and pursuant to a Redemption Agreement dated April 25, 2011, by and among the Company and all of our current stockholders (the “Stockholders”), we will redeem, effective concurrently with the effective time of the Merger (the “Effective Time”), all shares of Common Stock held by the Stockholders in exchange for aggregate consideration of $50,000 (the “Redemption”).

Change of Control

After completion of the Merger, and assuming the completion of the Redemption, Radius’ former stockholders will collectively hold 100% of our capital stock. The Merger Agreement also contemplates a change in the majority of the Board of Directors effective as of the Effective Time of the Merger as described below. In the event that we do not consummate the Merger, it is expected that new directors would be appointed or elected to replace Dr. Lyttle and Mr. Harvey, but may not be those disclosed herein.

The foregoing description of the Merger and Redemption does not purport to be complete and is qualified in its entirety by the terms of the Merger Agreement and Redemption Agreement, a copy of each of which was filed as an exhibit to our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on April 29, 2011, and the terms of which are incorporated herein by reference thereto.

Explanatory Note

Unless otherwise specifically noted herein, all share numbers and per share numbers assume:

•                  The completion of the Merger and, pursuant to the Merger, the Company has:

•                  Issued 522,240 shares of Company Common Stock;

•                  Issued 3,959,351 shares of Company Series A-1 Stock;

•                  Issued 9,832,133 shares of Company Series A-2 Stock;

•                  Issued 1,422,300 shares of Company Series A-3 Stock;

•                  Issued 40,003 shares of Company Series A-4 Stock;

•                  Issued 66,028 shares of Company Series A-5 Stock;

•                  Assumed warrants to acquire 24,564 shares of Company Series A-1 Stock;

•                  Assumed warrants to acquire 266 shares of Company Common Stock; and

•                  Assumed options to acquire 1,668,216 shares of Company Common Stock; and

•                  The completion of the Redemption.

Voting Securities

There are currently, prior to the completion of the Merger, issued and outstanding 5,000,000 shares of our Common Stock.  The Company has no other equity securities outstanding. The intended change in directors is not subject to a stockholder vote.

Directors and Executive Officers

Effective upon the completion of the Merger following the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our Stockholders, our board of directors will: (i) increase the size of the Board of Directors of Company to seven (7) persons; and (ii) elect to the Board of Directors Alan Auerbach, Jonathan Fleming, Ansbert K. Gadicke, M.D., Kurt Graves, Martin Müenchbach, Ph.D. and Elizabeth Stoner, M.D. In connection with the Merger, Nick Harvey will resign immediately from the Board of Directors. Accordingly, following the Merger, Alan Auerbach, Jonathan Fleming, Ansbert K. Gadicke, M.D., Kurt Graves, C. Richard Lyttle, Ph.D., Martin Müenchbach, Ph.D. and Elizabeth Stoner, M.D. will constitute the entire Board of Directors.

The following discussion sets forth information regarding our current executive officers, directors and key employees and our proposed executive officers and directors after completing the transactions under the Merger Agreement.  If any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by Radius prior to the date the new directors take office.

Each executive officer and each member of our board of directors shall serve until his successor is elected and qualified.

Name	Age	Position

C. Richard Lyttle, Ph.D	66	Director, President and Chief Executive Officer
Nick Harvey	50	Director, Senior Vice President, Chief Financial Officer, Treasurer and Secretary(1)
Louis O’Dea, MB	60	Senior Vice President, Chief Medical Officer
Gary Hattersley, PhD	44	Vice President, Biology

Alan Auerbach	41	Director(2)
Jonathan Fleming	53	Director(2)
Ansbert K. Gadicke, M.D.	53	Director(2)
Kurt Graves	43	Director(2)
Martin Müenchbach, Ph.D.	40	Director(2)
Elizabeth Stoner, M.D.	60	Director(2)

(1) Director until the Effective Date of the Merger.

(2) Director from and after the Effective Date of the Merger.

C. Richard Lyttle, PhD, Director, President and Chief Executive Officer, 66, has served as a member of our board of directors and as our President and Chief Executive Officer since November 2010. Dr. Lyttle has been President and Chief Executive Officer and a Director of Radius since August 2004.  Dr. Lyttle is the former Vice President of Discovery for Women’s Health and Bone from 1998 to 2004, and the Women’s Health Research Institute at Wyeth from 1993 to 2004. Prior to joining Wyeth, Dr. Lyttle was Research Professor of Obstetrics, Gynecology, and Pharmacology at the University of Pennsylvania from 1979 to 1993. He received a PhD in Biochemistry from Queen’s University, Kingston, Ontario in 1972, followed by postdoctoral research at the Population Council at the Rockefeller

University from 1973 to 1974, the Department of Biology at Queen’s University from 1974 to 1976, and at the University of Chicago from 1976 to 1979. Dr. Lyttle was selected as a director because of his business and professional experience.

Nick Harvey, Director, Senior Vice President, Chief Financial Officer, Treasurer and Secretary, 50, has served as a member of our board of directors and as our Chief Financial Officer, Treasurer and Secretary since November 2010. Mr. Harvey has served as Chief Financial Officer and Senior Vice President of Radius since December 2006.  Prior to joining Radius, Mr. Harvey served as Managing Director of Shiprock Capital, LLC, a venture capital firm, from 2003 to 2006 and remains a member of the Board of that firm. Prior to Shiprock Capital, Mr. Harvey served as Chief Financial Officer of a number of venture-backed companies over a 10-year period, including LifetecNet from 2001 to 2002, Transfusion Technologies from 1999 to 2000, and Transcend Therapeutics from 1993 to 1999. Mr. Harvey received a Bachelor of Economics degree in 1980 and a Bachelor of Laws degree with first-class honors in 1983 from the Australian National University, and an MBA from the Harvard Business School in 1991.  Mr. Harvey was selected as a director because of his business and professional experience.

Louis O’Dea, M.B., Senior Vice President, Chief Medical Officer, 60, has been Senior Vice President and Chief Medical Officer since March 2006. Prior to joining Radius, Dr O’Dea was Vice President and Head of Clinical Development for Reproductive Endocrinology and Metabolism at Serono, Inc. from 2004 to 2006.  Joining Serono as a Medical Director in 1993 (1993-95), he was appointed Executive Medical Director in 1995 (1995-1998) and Vice President for Clinical Development in 1999 (1999-2006).  From 2000 to 2002, Dr O’Dea served as Regional Medical Officer in Japan. Dr. O’Dea received his Medical Degree from University College Dublin, Ireland, in 1976.  He received his postgraduate medical education in Internal Medicine and Endocrinology at McGill University, Canada from 1976-84 and is board certified in both specialties in Canada and USA. From 1984-88, Dr O’Dea undertook a Research and Clinical Fellowship in Reproductive Endocrinology at Massachusetts General Hospital, Harvard University and from 1988-95 was a member of the Medical Faculty of McGill University, Montreal, Canada, in the Departments of Medicine and Obstetrics-Gynecology. Dr O’Dea has also served on the Board of Directors of the Eliassen Group from 2007 to 2010 and is an advisor to Lineage Capital.

Gary Hattersley, PhD, Vice President, Biology, 44, has served as our Vice President of Biology since April 2008. He has also served as our Director, Disease Biology & Pharmacology from 2003 to 2008. Prior to joining us, Dr. Hattersley was a Senior Scientist at Millennium Pharmaceuticals from 2000 to 2003 with responsibility for the discovery and development of novel small-molecule agents for the treatment of osteoporosis and other metabolic bone diseases. Dr. Hattersley also held positions at Genetics Institute/Wyeth Research from 1992 to 2000 investigating the application of the bone morphogenetic proteins in bone and connective tissue repair and regeneration. Dr. Hattersley received a PhD in Experimental Pathology from St. George’s Hospital Medical School in London in 1991.

Alan H. Auerbach, 41, has been a director of Radius since October 2010. Mr. Auerbach is currently the Founder, Chief Executive Officer and President of Puma Biotechnology, Inc., a company dedicated to in-licensing and developing drugs for the treatment of cancer. Mr. Auerbach founded Cougar Biotechnology in May 2003 and served as the company’s Chief Executive Officer, President and a Member of its Board of Directors until July 2009 when Cougar was acquired by Johnson & Johnson for approximately $1 billion. From July 2009 until January 2010, Mr. Auerbach served as the Co-Chairman of the Integration Steering Committee at Cougar (as part of Johnson & Johnson) that provided leadership and oversight for the development and global commercialization of Cougar’s lead product candidate, abiraterone acetate, for the treatment of advanced prostate cancer. Prior to founding Cougar, from June 1998 to April 2003 Mr. Auerbach was a Vice President, Senior Research Analyst at Wells Fargo Securities, where he was responsible for research coverage of small- and middle- capitalization biotechnology companies, with a focus on companies in the field of oncology. He had primary responsibility for technical, scientific and clinical due diligence, as well as selection of biotechnology companies followed by the company. During 2002, Mr. Auerbach ranked second in the NASDAQ/Starmine survey of analyst performance for stock picking in biotechnology. From August 1997 to May 1998, Mr. Auerbach was a Vice President, Research Analyst at the Seidler Companies, Inc., where he was responsible for research coverage of small capitalization biotechnology companies. Prior to his work as a biotechnology analyst, Mr. Auerbach worked for Diagnostic Products Corporation, where he designed and implemented clinical trials in the field of oncology. Mr. Auerbach received a B.S. in Biomedical Engineering from Boston University and an M.S. in Biomedical Engineering from the University of Southern California.

Jonathan Fleming, 53, has been a director of Radius since March 2009. Mr. Fleming is the Managing General Partner of Oxford Bioscience Partners (OBP), an international venture capital firm specializing in life science technology-based investments, which he joined in 1996, with offices in Boston and Connecticut. Mr. Fleming has been in the investment business for more than 20 years and has launched and financed growth companies in the United States, Europe, and Israel. Prior to joining OBP in 1996, Mr. Fleming was a Founding General Partner of MVP Ventures in Boston from 1988 to 1996. He began his investment career with TVM Techno Venture Management in Munich, Germany in 1985. Mr. Fleming is also a co-founder of Medica Venture Partners, a venture capital investment firm specializing in early-stage healthcare and biotechnology companies in Israel. Mr. Fleming has been on the Board of Asterand plc (LSE: ATD) since September 2008 and is a director of several private companies including Leerink Swann, a Boston-based investment bank specializing in healthcare companies since June 1998, Laboratory Partners, a clinical diagnostic testing company, since June 2006, and Railrunner, a rail products and services company, since June 1999. Mr. Fleming is a Trustee of the Museum of Science in Boston, a Member of the Board of the New England Healthcare Institute, and a Senior Lecturer at the MIT Sloan School of Business. He holds an MPA from Princeton University and a BA from the University of California, Berkeley. Mr. Fleming brings to our board of directors strategic insight and experience with his long career in venture capital and investing in life sciences technology-based firms for over 20 years.

Ansbert K. Gadicke, MD, 53, has been a director of Radius since November 2003. Dr. Gadicke is a Co-Founder and Managing Director of MPM Capital.  He led MPM’s effort to build its Advisory and Investment Banking business from 1992 to 1996 and started its Asset Management business in 1996.  Prior to founding MPM, Dr. Gadicke was employed by The Boston Consulting Group from 1989 to 1992.  Dr. Gadicke received an M.D. from J.W. Goethe University in Frankfurt in 1983.  He subsequently held research positions in biochemistry and molecular biology at the German Cancer Research Center from 1984 to 1986, Harvard University from 1987 to 1988, and the Whitehead Institute at MIT from 1988 to 1989.  He has published in leading scientific publications including Nature and Cell. Dr. Gadicke is also a director of Cerimon Pharmaceuticals; Dragonfly Sciences; Solasia Pharma K.K., Tokyo; and Verastem, Inc.  He previously served as a director of Arriva Pharmaceuticals, BioMarin, Biovitrum, Chiasma, Coelacanth, Idenix, Kourion, MediGene, Omrix Biopharmaceuticals, Pharmasset, Inc.; PharmAthene, Transform, Xanodyne Pharmaceuticals, and ViaCell.  He is a member of the Board of Fellows of Harvard Medical School. Dr. Gadicke was selected as a director because of his business and professional experience.

Kurt Graves, 43, is a global industry leader with more than twenty years of US and global general management experience in top-tier U.S. and Europe-based pharmaceutical and biotechnology companies. He served as an Executive Vice President, Chief Commercial Officer and Head of Strategic Development at Vertex Pharmaceuticals Inc. from July 2007 to October 2009 where he led the development of the company’s HCV and CF programs as well as the acquisition of Virochem Pharmaceuticals. Prior to joining Vertex, Mr. Graves held various leadership positions at Novartis

Pharmaceuticals since 1999, including a member of the Executive Committee and the Global Head of the General Medicines Business, a $15 billion dollar business with 8 therapeutic area franchises.  He was also the first Chief Marketing Officer for the Pharmaceuticals division. Prior to that he served as US General Manager, Chair of the Operating Committee, and Head of US Commercial Operations during a period when the company was the fastest growing pharmaceutical company in the US.  Prior to joining Novartis, Mr. Graves held various commercial and general management positions since 1990 at Merck and Astra/Merck Pharmaceuticals including US GI Business Unit Head where he was responsible for developing and commercializing for Prilosec(R) and Nexium(R) and the Prilosec OTC alliance with P&G. Mr. Graves has been Executive Chairman and director of Intarcia Therapeutics, Inc. since August 2010.  He has been Executive Chairman of Biolex Therapeutics, Inc. since November 2010. He has also been a director of Pulmatrix Therapeutics, Alevium Pharmaceuticals, and Springleaf Therapeutics since 2010 as well.  Mr. Graves earned his B.S. in Biology from Hillsdale College and has attended numerous executive leadership programs at Harvard, Wharton, and University of Michigan. Mr. Graves was selected as a director because of his business and professional experience.

Martin Müenchbach, Ph.D., 40, has been an observer to the Board of Directors of Radius since February 2007. Mr. Müenchbach launched BB BIOTECH VENTURES II in, and has managed it since, 2004. Previously, he was Partner at BioMedinvest and Investment Advisor at HBM Partners. At BioMedinvest, from 2003 to 2004, he led several of the firm’s investments, and served on the board of portfolio companies. Before the merger of HBM Bioventures and NMT New Medical Technologies, he was Investment Manager at NMT from 1999 to 2003, where he was focusing on international private equity investments in biopharmaceutical and biotechnological companies. Before becoming a venture capitalist, from Dr. Münchbach gained experience in strategic marketing at Sanofi-Synthelabo. Dr. Münchbach holds a Ph.D. in Protein Chemistry, a MSc in Biochemistry and a Master in Industrial Engineering and Management from the Swiss Federal Institute of Technology (ETH), Zurich.  Dr. Münchbach’s current board assignments include BioVascular Inc, Molecular Partners AG, Optimer Pharmaceuticals Inc, and Tioga Pharmaceuticals Inc. Dr. Münchbach was selected as a director because of his business and professional experience.

Elizabeth Stoner, M.D., 60, is a Managing Director at MPM Capital. She joined MPM in 2007 and is based at the Boston office. Dr. Stoner is also the Chief Development Officer of Rhythm Pharmaceuticals. She is an industry veteran with broad expertise in clinical research and pharmaceutical product development.  Dr. Stoner joined MPM Capital following a 22 year career at Merck Research Laboratories. At the time of her retirement from Merck in 2007, she served as a Senior Vice President of Global Clinical Development Operations with responsibility for the Merck’s clinical development activities in more than 40 countries. Dr. Stoner also oversaw the clinical development activities of Merck’s Japanese partner, Banyu, led the clinical development for the Merck/Schering-Plough Joint Venture for Zetia/Vytorin, and played a critical leadership role in Merck’s efforts to transform its worldwide clinical development operations. Earlier in her career at Merck, she had led the Proscar clinical development program from inception to establishing Merck as a leader in the field of prostate disease. As the Endocrine Therapeutic Head, Dr. Stoner’s responsibilities included all steroid and lipid metabolism, as well as the growth hormone secretagogue clinical research programs. Prior to her position at Merck, she served as an Assistant Professor of Pediatrics at Cornell University Medical College from 1982 to 1985.   She has been a director of Momenta Pharmaceuticals Inc. since October 25, 2007. She also served as director for Metabasis Pharmaceuticals. Dr. Stoner is a Member of the Scientific Advisory Board at Solasia, Inc. She received an M.D. from Albert Einstein College of Medicine, an M.S. in Chemistry from the State University of New York at Stony Brook, and a B.S. in Chemistry from Ottawa University, Kansas. Dr. Stoner was selected as a director because of her knowledge and expertise in the development of pharmaceutical products.

Terms of Office; Voting Arrangements as to Directors

The Company’s directors and officers have been or will be following the Merger appointed for a one-year term or until their respective successors are duly elected and qualified or until their earlier resignation or removal in accordance with the Company’s By-Laws.

In the event that the Merger is consummated, pursuant to the proposed stockholders’ agreement of Radius, which will be assumed by the Company in the Merger, and the certificate of designations to be filed by the Company prior to the Merger to designate series of the Company’s preferred stock:

(i)                                     for so long as any shares of Series A-1 Stock are outstanding, the holders of a majority of the shares of Series A-1 Stock outstanding, voting as a separate class, shall have the right to elect two (2) members of the Board of Directors of the Corporation; and

(ii)                                  Oxford Bioscience Partners IV L.P. (together with Saints Capital VI, L.P. and their respective affiliates and certain transferees), HealthCare Ventures VII, L.P. (together with its affiliates and certain transferees) and The Wellcome Trust Limited as trustee of the Wellcome Trust (together with its affiliates and certain transferees)  (collectively, the “G3 Holders” and individually, each a “Group”) voting as a separate class shall have the right to elect one (1) member of the Board of Directors of the Corporation by majority vote of the shares of Series A-1 Stock held by them; provided, however, that in order to be eligible to vote or consent with respect to the election of such member of the Board of Directors, a G3 Holder together with members of such G3 Holders’ Group must hold greater than twenty percent (20%) of the shares of Series A-1 Stock purchased under the Series A-1 Stock Purchase Agreement by such G3 Holder and the members of such G3 Holders’ Group; and

(iii)                               MPM Capital L.P., voting as a separate class, shall have the right to elect one (1) member of the Board of Directors of the Corporation by majority vote of the shares of Series A-1 Stock held by MPM Capital L.P.; provided that such member of the Board of Directors shall be an individual with particular expertise in the development of pharmaceutical products; and, provided, further, that in order to be eligible to vote or consent with respect to the election of such member of the Board of Directors, MPM Capital L.P. together with members of the MPM Group (as defined in the Stockholders’ Agreement) must hold greater than twenty percent (20%) of the shares of Series A-1 Stock purchased under the Series A-1 Stock Purchase Agreement by MPM Capital L.P. and the members of the MPM Group.

As part of the stockholders’ agreement, certain of the stockholders will agree to vote in favor of all nominations pursuant to the foregoing.

Certain Relationships and Transactions

Significant Employees

As of the date hereof, the Company has no significant employees and does not anticipate having any significant employees following the Merger, other than the Company’s named executive officers.

Family Relationships

There are no family relationships among directors, executive officers, or persons to become directors or executive officers following the Merger.

Involvement in Certain Legal Proceedings

To our knowledge, there have been no events under any bankruptcy act, no criminal proceedings and no Federal or State judicial or administrative orders, judgments, decrees or findings, no violations of any Federal or State securities law, and no violations of any Federal commodities law material to the evaluation of the ability and integrity of any director (existing or proposed), executive officer (existing or proposed), promoter or control person of the Company during the past ten (10) years.

Transactions with Related Persons

To date, Radius (on behalf of the Company), has funded our ongoing Exchange Act filing requirements and other costs associated with investigating and analyzing an acquisition. Management estimates such amounts to be de minimus. The Company has utilized the office space and equipment of MPM Asset Management LLC and Radius at no cost.

As described above, Dr. Lyttle, a current and proposed director of the Company following the Merger, is the President and Chief Executive Officer of Radius, and each of Dr. Lyttle, Mr. Auerbach, Dr. Gadicke, and Mr. Fleming, each proposed directors of the Company, currently serve as directors of Radius.  In addition, one of MPM Asset Management LLC’s investment funds, MPM BioVentures III Fund, is an investor in Radius.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

We do not have any special committee, policy or procedure related to the review, approval or ratification of related party transactions, other than as required by the Delaware General Corporation Law.

Director Independence

Our securities are not listed on a national securities exchange or on any inter-dealer quotation system which has a requirement that directors be independent. As both of our present directors are also executive officers of the Company, we do not presently have any independent directors.  We evaluate independence by the standards for director independence established by applicable laws, rules, and listing standards, including, without limitation, the standards for independent directors established by the New York Stock Exchange, Inc., the NASDAQ National Market, and the SEC.

Subject to some exceptions, these standards generally provide that a director will not be independent if (a) the director is, or in the past three years has been, an employee of ours; (b) a member of the director’s immediate family is, or in the past three years has been, an executive officer of ours; (c) the director or a member of the director’s immediate family has received more than $120,000 per year in direct compensation from us other than for service as a director (or for a family member, as a non-executive employee); (d) the director or a member of the director’s immediate family is, or in the past three years has been, employed in a professional capacity by our independent public accountants, or has worked for such firm in any capacity on our audit; (e) the director or a member of the director’s immediate family is, or in the past three years has been, employed as an executive officer of a company where one of our executive officers serves on the compensation committee; or (f) the director or a member of the director’s immediate family is an executive officer of a company that makes payments to, or receives payments from, us in an amount which, in any twelve-month period during the past three years, exceeds the greater of $1,000,000 or two percent of that other company’s consolidated gross revenues.

Following the change in our board of directors, Alan Auerbach, Jonathan Fleming, Ansbert K. Gadicke, M.D., Kurt Graves, Martin Müenchbach, Ph.D. and Elizabeth Stoner, M.D. will qualify as independent directors under the foregoing standard.

Board of Directors’ Meetings

During the fiscal year ended December 31, 2010, our board of directors did not meet. We did not hold an annual meeting in 2010.  Our board of directors conducted all of its business and approved all corporate action during the fiscal year ended December 31, 2010 by the unanimous written consent of its members, in the absence of formal board meetings.

Committees of the Board of Directors

As our Common Stock is not presently listed for trading or quotation on a national securities exchange or NASDAQ, we are not presently required to have board committees. In addition, due to our small size and limited operations to date, we do not presently have an audit committee, compensation committee or nominating committee or other committees performing similar functions. Our entire board presently performs the functions that would otherwise be performed by such committees. We have not adopted any procedures by which security holders may recommend nominees to our board of directors.  We do not have a diversity policy. The Company does not have a qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert.  The Company intends to continue to search for a qualified individual for hire following the Merger.  Following the closing of the Merger, the new board of directors will consider forming an audit committee, compensation committee and nominating and corporate governance committee.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company’s directors and officers, and persons who beneficially own more than ten percent (10%) of the Company’s Common Stock (collectively, the “Reporting Persons”), to file reports with the SEC of beneficial ownership and reports of changes in beneficial ownership of Common Stock on Forms 3, 4 and 5. Reporting Persons are required by applicable SEC rules to furnish the Company with copies of all such forms filed with the SEC pursuant to Section 16(a) of the Exchange Act. To our knowledge, based solely on the Company’s review of the copies of the Forms 3, 4 and 5 received by it during the fiscal year ended December 31, 2010, the Company believes that all reports required to be filed by such persons with respect to the Company’s fiscal year ended December 31, 2010 were timely filed, except the following reports: (a) Form 3 filed by C.  Richard Lyttle on April 29, 2011; and (b) Form 3 filed by Nicholas Harvey on April 29, 2011.

Code of Ethics

We have not adopted a Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions in that our officers and directors serve in these capacities.

Board Leadership Structure and Role on Risk Oversight

Dr. C. Richard Lyttle currently serves as our Chief Executive Officer, President and Director, and Nick Harvey currently serves as our Chief Financial Officer, Treasurer, Secretary and Director.  At present, we have determined this leadership structure is appropriate for the Company due to our small size and limited operations and resources.  After the Merger, the size of the Board of Directors and the management team will be increased in order to manage the expanded operations, risks and resources of the Company.  As described herein, the Board will be comprised of seven directors, including Dr. Lyttle.

Dr. Lyttle will remain Chief Executive Officer and President and Mr. Harvey will continue as Chief Financial Officer, Treasurer and Secretary.

Our current directors are exclusively involved in the general oversight of risks that could affect our Company as Dr. Lyttle and Mr. Harvey are currently the sole directors and officers of the Company. The proposed directors will continue to evaluate the Company’s leadership structure and modify such structure as appropriate based on the size, resources, and operations of the Company.

Legal Proceedings

The Company is not aware of any legal proceedings in which any director, officer, or record or beneficial owner of 5% or more of the Company’s outstanding common stock is a party adverse to the Company or has a material interest adverse to the Company, or an affiliate of such persons.

Stockholder Communication with the Board of Directors

Stockholders may send communications to our board of directors by writing to the Company, c/o MPM Asset Management LLC, 200 Clarendon Street, 54th Fl., Boston, MA, 02116 Attention: Board of Directors.  Following the Merger, Stockholders may send communications to our board of directors by writing to the Company, c/o Radius Health, Inc., 201 Broadway, 6th Fl., Cambridge, MA, 02116 Attention: Board of Directors.

Executive and Director Compensation

The following tables summarize all compensation earned by or paid to the Company’s Chief Executive and Financial Officer (Principal Executive and Financial Officer) and other named executive officers during the two fiscal years ended December 31, 2010 and 2009.  The Company has not had any formal policy for determining the compensation of executive officers.

SUMMARY COMPENSATION TABLE

Company

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compen- sation ($)	Non- qualified Deferred Compen- sation Earnings ($)	All Other Compen-sation ($)	Total ($)

Steven St. Peter,	2010	0	0	0	0	0	0	0	0
President, Director, Principal Executive Officer and Principal Financial Officer	2009	0	0	0	0	0	0	0	0

John Vander Vort,	2010	0	0	0	0	0	0	0	0
Secretary and Director	2009	0	0	0	0	0	0	0	0

The Company has not issued any stock options or maintained any stock option or other equity incentive plans since our inception.  We have no plans in place and have never maintained any plans that provide for the payment of retirement benefits or benefits that will be paid primarily following retirement including, but not limited to, tax qualified deferred benefit plans, supplemental executive retirement plans, tax-qualified deferred contribution plans and nonqualified deferred contribution plans. Similarly, we have no contracts, agreements, plans or arrangements, whether written or unwritten, that provide for payments to the named executive officers or any other persons following, or in connection with the resignation, retirement or other termination of a named executive officer, or a change in control of us or a change in a named executive officer’s responsibilities following a change in control.

Radius

The following tables summarize all compensation earned by or paid to Radius’ Chief Executive and Financial Officer (Principal Executive and Financial Officer) and other named executive officers during the three fiscal years ended December 31, 2010 and 2009.  Radius has not had any formal policy for determining the compensation of executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($) (1)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compen- sation ($)	Non- qualified Deferred Compen- sation Earnings ($)	All Other Compen-sation ($) (2)	Total ($)

Richard Lyttle,	2010	378,622	0	0	0	0	0	1714.50	380,336.50
President, Director, and Chief Executive Officer	2009	369,387	73,877	0	0	0	0	1,584.00	444,848.00

Nick Harvey,	2010	278,492	0	0	0	0	0	1,305.48	279,797.48
Treasurer, Secretary and Chief Fianncial Officer and Director	2009	271,700	40,755	0	0	0	0	851.40	313,306.40

Louis O’Dea,	2010	319,363	0	0	0	0	0	1,032.00	320,395.00
Sr. Vice-President and Chief Medical Officer	2009	311,574	51,410	0	0	0	0	104.64	363,088.64

Gary Hattersley,	2010	223,860	0	0	0	0	0	240.00	224,100.00
Vice President, Biology & Pharmacology	2009	218,400	27,300	0	0	0	0	240.00	245,940.00

Notes:

(1) Bonuses related to prior years are shown in same year, even if paid subsequent to year end.  The amount of bonuses for the fiscal year ended in 2010 have not been determined yet.

(2) All amounts are attributable to life insurance premiums paid by Radius.

Compensation of Directors

No member of our board of directors received any compensation for services as a director of the Company during the fiscal year ended December 31, 2010.  It is anticipated that, following the Merger, no member of the board of directors will receive any compensation for services as a director. Neither the Company nor Radius has had any formal policy governing the compensation of directors.

During Radius’ fiscal year ended December 31, 2010, Radius granted to Alan Auerbach options to acquire 256,666 shares of Radius Common Stock at an exercise price of $1.35 per share. The following table summarizes all compensation earned by or paid to Mr. Auerbach fiscal year ended December 31, 2010.  Mr. Auerbach was not a director of Radius in 2009.

Name and Principal Position	Year	Salary ($)	Bonus ($) (1)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compen- sation ($)	Non- qualified Deferred Compen- sation Earnings ($)	All Other Compen-sation ($)	Total ($)

Alan H. Auerbach (Director)	2010	0	0	0	$194,040	0	0	0	$194,040

Grants of Plan-Based Awards and Equity Awards

No plan-based awards or equity awards were granted to any of the Company’s or Radius’ named executive officers or directors during the fiscal year ended December 31, 2010.

Option Exercises and Stock Vested; Outstanding Equity Awards at Fiscal Year End

No unexercised options or warrants were held by any of our named executive officers of the Company at December 31, 2010. No options to purchase Company capital stock were exercised by any of the Company’s named executive officers, nor was any Company restricted stock held by such executive officers vested during the fiscal year ended December 31, 2010.

During the fiscal year ended December 31, 2010, no Radius options held by named executive officers, director or proposed director were exercised.  At the end of such period, the following options (which will be assumed in the Merger by the Company) were held by Radius named executive officers, directors and proposed Company directors:

	Number of Unexercised Securities
Name	Exercisable	Unexercisable	Exercise Price	Expiration
C. Richard Lyttle	101,562	6,770	$1.50	10/28/14
	148,605	9,906	$0.90	7/12/17
	190,005	12,667	$1.20	5/8/18
	80,977	5,398	$1.50	12/3/18
Nicholas Harvey	66,711	16,677	$0.90	7/12/17
	51,459	11,875	$1.20	5/8/18
	13,496	13,496	$1.20	12/3/18
Louis O’Dea	13,141	9,500	$1.50	2/15/16
	34,622	6,924	$0.90	7/12/17
	57,634	13,300	$1.20	5/8/18
	15,115	15,115	$1.20	12/3/18
Gary Hattersley	10,833	0	$1.50	12/16/13
	5,416	0	$1.50	2/15/16
	20,804	2,972	$0.90	7/12/17
	24,700	5,700	$1.20	5/8/18
	6,478	6,478	$1.20	12/3/18
Alan Auerbach	0	138,973	$1.35	10/12/20
	0	117,693	$1.35	10/12/20

Employment Agreements

Each of the named executive officers are at-will employees eligible for discretionary bonus and equity incentive awards with certain severance rights discussed further below.

Potential Payments upon Termination or Change in Control

If his employment is terminated without cause or he resigns for good reason, Dr. Lyttle will receive 12 months salary in severance payments, payable in accordance with the payroll practice then in effect, and for a period of 12 months, the continued payment or subsidy of health insurance benefits to the same extent as being paid or subsidized at the time of termination.  Upon a change of control, if not offered a position or terminated within 12 months following the closing, Dr. Lyttle shall be entitled to 18 months salary in severance payments and 50% of his then unvested options will become immediately vested and exercisable. Under certain circumstances additional options may vest.

If his employment is terminated without cause or he resigns with good reason, Mr. Harvey will receive 6 months salary in severance payments, payable in accordance with the payroll practice then in effect, and for a period of 6 months, the continuation of health insurance at no cost to him for 6 months and all options which would have vested in the 6 months following such termination but for such termination shall become immediately exercisable.  If the Company is acquired, 50% of his then unvested options will become immediately vested and exercisable.

Following termination of employment without cause, and subject to signing a general release, Mr. Hattersley and Mr. O’Dea are entitled to severance payments equal to 6 months of their then current base salary (minus required withholdings). In addition, they elect and remain eligible for COBRA coverage during the such six month period, they are entitled to be reimbursed for the portion of COBRA premium would have been paid by the Company had such person remained employed by Company during such period.

Pension Benefits

No named executive officers received or held pension benefits during the fiscal year ended December 31, 2010.

Nonqualified Deferred Compensation

No nonqualified deferred compensation was offered or issued to any named executive officer during the fiscal year ended December 31, 2010.

Compensation Committee Interlocks and Insider Participation

We do not have a Compensation Committee. All compensation matters are approved by the full Board.

Security Ownership of Certain Beneficial Owners and Management

(a)           The following table sets forth the number of shares of common stock beneficially owned as of as of April 29, 2011, regarding (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock, (ii) each director and executive officer of the Company and (iii) all officers and directors as a group.  The company currently has only 5,000,000 shares of Common Stock issued and outstanding.

	Amount and Nature of		Percentage
Name and Address	Beneficial Ownership		of Class

Dr. Luke Evnin	5,000,000	(1)	100%
200 Clarendon Street, 54th Floor
Boston, Massachusetts 02116

Dr. Ansbert Gadicke	5,000,000	(2)	100%
200 Clarendon Street, 54th Floor
Boston, Massachusetts 02116

C. Richard Lyttle, Ph.D. 201 Broadway, 6th Floor Cambridge, Massachusetts 02139	0	(3)	0%

Nick Harvey 201 Broadway, 6th Floor Cambridge, Massachusetts 02139	0	(4)	0%

All Officers and	0		0%
Directors as a group
(2 individuals)

(1)

Represents the shares of Common Stock owned of record by MPM Asset Management LLC (“MPM Asset Management”), which is currently owned and managed by MPM Capital LP (“MPM Capital”). MPM Capital has voting and investment control over the securities owned by MPM Asset Management and therefore may be deemed a beneficial owner of MPM Asset Management’s shares of Common Stock. MPM Capital’s general partner is Medical Portfolio Management, LLC (“MPM LLC”) and, therefore, MPM LLC may be deemed a beneficial owner of MPM Asset Management’s shares of Common Stock. MPM LLC is controlled by Dr. Luke Evnin and Dr. Ansbert Gadicke. Dr. Evnin has shared voting and investment control of the securities owned by MPM LLC and therefore may be deemed a beneficial owner thereof.

(2)

Represents the shares of Common Stock owned of record by MPM Asset Management. Similar to Dr. Evnin, Dr. Gadicke shares the investment and voting control of the shares of Common Stock beneficially owned by MPM Asset Management, MPM Capital and MPM LLC and therefore may be a deemed beneficial owner thereof.

(3)	Dr. Lyttle serves as our Director, President and Chief Executive Officer.
(4)	Mr. Harvey serves as our Director, Chief Financial Officer, Treasurer and Secretary.

(b)           The following table sets forth anticipated information, regarding (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock assuming the closing of the Merger and the Redemption, (ii) each director and executive officer of the Company assuming the closing of the Merger and the Redemption and (iii) all officers and directors as a group assuming the closing of the Merger and the Redemption. In determining the percentage of class, the following table assumes 15,866,885 shares of common stock issued and outstanding (assuming the conversion of all issued and outstanding shares of preferred stock as well as the exercise of preferred stock and common stock to be outstanding following the Merger).  Beneficial ownership is determined pursuant to the rules of the SEC. Unless otherwise stated in the table or its footnotes, the person and entities listed below have the sole voting power and investment power with respect to the shares set forth next to one’s name.  Unless otherwise noted, the address of each stockholder below is c/o Radius Health, Inc., 201 Broadway, 6th Floor Cambridge, MA 02139.

	Amount and Nature of	Percentage
Name, (Title) and Address	Beneficial Ownership	of Class

C. Richard Lyttle, Ph.D. (Chief Executive Officer, President and Director)(1)	521,150	3.19%

Nick Harvey (Chief Financial Officer, Treasurer, and Secretary)(2)	148,603	0.93%

Louis O’Dea(3)	185,115	1.16%

Gary Hattersley(4)	79,335	0.50%

Dr. Ansbert Gadicke (Director)(5)	6,563,614	41.37%

Alan H. Auerbach (Director)(6)	64,166	0.40%

Jonathan Fleming (Director)(7)	1,364,845	8.6%

Kurt Graves (Director)	0	0%

Dr. Martin Muenchbach (Director)(8)	1,487,590	9.38%

Elizabeth Stoner (Director)	0	0%

Entities Affiliated with: MPM Bioventures III, L.P.(9) c/o MPM Capital 200 Carendon St 54th Fl. Boston, MA 02116	6,563,614	41.37%

The Wellcome Trust as trustee of the Wellcome Family Trust(10) 215 Euston Road London NW1 2BE England	2,358,473	14.86%

HealthCare Ventures VII, L.P.(11) 55 Cambridge Parkway, Suite 102 Cambridge, Massachusetts 02142-1234	1,899,046	11.97%

Entities Affiliated with: Saints Captial VI, L.P.(12) 475 Sansome Street Suite 1850 San Francisco, CA 94111	1,528,605	9.63%

BB Biotech Ventures II, L.P.(13) Traflagar Court Les Banques St. Peter Port Guernsey Channel Islands GY1 3QL	1,487,590	9.38%

Entities Affiliated with: Oxford Bioscience Partners(14) 222 Berkley Street Suite 1650 Boston, MA 02116	1,364,845	8.6%

All Officers and	10,578,178	63.19%
Directors as a group
(10 individuals)

(1)	Includes 454,484 options to purchase Company common stock anticipated to be exercisable within 60 days after the date hereof.
(2)	Includes 118,603 options to purchase Company common stock anticipated to be exercisable within 60 days after the date hereof.
(3)	Includes 155,908 options to purchase Company common stock anticipated to be exercisable within 60 days after the date hereof.
(4)	Includes 79,335 options to purchase Company common stock anticipated to be exercisable within 60 days after the date hereof.
(5)

Includes 82,225 shares of common stock issuable upon conversion of 8,222 shares of Company Series A-1 Preferred Stock, 121,944 shares of common stock issuable upon conversion of 12,194 shares of Company Series A-2 Preferred Stock, 29,850 shares of common stock issuable upon conversion of 2,985 shares of Company Series A-3 Preferred Stock to be issued to MPM Bioventures III Funds in the Merger; 1,222,905 shares of common stock issuable upon conversion of 122,290 shares of Company Series A-1 Preferred Stock, 1,813,643 shares of common stock issuable upon conversion of 181,364 shares of Company Series A-2 Preferred Stock, and 443,959 shares of common stock issuable upon conversion of 44,395 shares of Company Series A-3 Preferred Stock to be issued to MPM Bioventures III-QP, L.P., in the Merger; 103,351 shares of common stock issuable upon conversion of 10,335 shares of Company Series A-1 Preferred Stock, 153,275 shares of common stock issuable upon conversion of 15,327 shares of Company Series A-2 Preferred Stock, and 37,520 shares of common stock issuable upon conversion of 3,752 shares of Company Series A-3 Preferred Stock to be issued to MPM Bioventures III GMBH & Co., in the Merger; 36,932 shares of common stock issuable upon conversion of 3,693 shares of Company Series A-1 Preferred Stock, 54,773 shares of common stock issuable upon conversion of 5,477 shares of Company Series A-2 Preferred Stock, and 13,408 shares of common stock issuable upon conversion of 1,340 shares of Company Series A-3 Preferred Stock to be issued to MPM Bioventures III Parallel Fund, L.P., in the Merger; 23,681 shares of common stock issuable upon conversion of 2,368 shares of Company Series A-1 Preferred Stock, 35,114 shares of common stock issuable upon conversion of 3,511 shares of Company Series A-2 Preferred Stock, and 8,595 shares of common stock issuable upon conversion of 859 shares of Company Series A-3 Preferred Stock to be issued to MPM Asset Management Investors 2003 in the Merger; 540,013 shares of common stock issuable upon conversion of 54,001 shares of Company Series A-1 Preferred Stock, and 1,842,426 shares of common stock issuable upon conversion of 184,242 shares of Company Series A-2 Preferred Stock to be issued to MPM Bio IV NVS Strategic Fund in the Merger. Additionally, MPM Bioventures III Funds has committed to purchase an aggregate of 6,874 shares of Company Series A-1 Preferred Stock at two subsequent closings, MPM Bioventures III-QP, L.P., has committed to purchase an aggregate of 102,238 shares of Company Series A-1 Preferred Stock at two subsequent closings, MPM Bioventures III GMBH & Co., has committed to purchase an aggregate of 8,640 shares of Company Series A-1 Preferred Stock at two subsequent closings, MPM Bioventures III Parallel Fund, L.P., has committed to purchase an aggregate of 3,087 shares of Company Series A-1 Preferred Stock at two subsequent closings, MPM Asset Management Investors 2003 has committed to purchase an aggregate of 1,979 shares of Company Series A-1 Preferred Stock at two subsequent closings, and MPM Bio IV NVS Strategic Fund has committed to purchase an aggregate of 60,536 shares of Company Series A-1 Preferred Stock at two subsequent closings. Voting and investment power with respect to these shares is shared by the general partners of the various funds.  Each entity mentioned above and Dr. Gadicke disclaim beneficial ownership of all shares not held by it or him of record.

(6)	Includes 64,166 options to purchase Company common stock anticipated to be exercisable within 60 days after the date hereof.
(7)

Includes 15,173 shares of common stock and 1,086,285 shares of common stock issuable upon conversion of 108,628 shares of Company Series A-2 Preferred Stock, 249,830 shares of common stock issuable upon conversion of 24,983 shares of Company Series A-3 Preferred Stock (the “OBP IV Shares”) to be issued to Oxford Bioscience Partners IV L.P. (“OBP IV”) in the Merger; and 151 shares of common stock and 10,900 shares of common stock issuable upon conversion of 1090 shares of Company Series A-2 Preferred Stock, 2,506 shares of common stock issuable upon conversion of 250 shares of Company Series A-3 Preferred Stock (the “mRNA Fund II Shares”) to be issued to mRNA Fund II L.P. (“mRNA Fund II”) in the Merger.  The Oxford Shares are indirectly held by OBP Management IV L.P. (“OBP Management IV”), the sole general partner of each of OBP IV and mRNA Fund II, and the individual general partners of OBP Management IV (OBP Management IV and its individual general partners together, the “Indirect Reporting Persons”). The individual general partners of OBP Management IV are Jonathan Fleming and Alan Walton. Each Indirect Reporting Person disclaims beneficial ownership within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, or otherwise of such portion of the Oxford Shares in which such Indirect Reporting Person has no actual pecuniary interest therein.

(8)

Includes 435,965 shares of common stock issuable upon conversion of 43,596 shares of Company Series A-1 Preferred Stock, and 1,051,625 shares of common stock issuable upon conversion of 105,162 shares of Company Series A-2 Preferred Stock to be issued to BB Biotech Ventures II in the Merger.  Additionally, BB Biotech Ventures II has committed to purchase an aggregate of 40,940 shares of Company Series A-1 Preferred Stock at two subsequent closings.  Voting and investment power with respect to these shares is shared by the general partners of this funds.  Dr. Muenchbach disclaims ownership of all shares not held by him of record.

(9)

Includes 82,225 shares of common stock issuable upon conversion of 8,222 shares of Company Series A-1 Preferred Stock, 121,944 shares of common stock issuable upon conversion of 12,194 shares of Company Series A-2 Preferred Stock, 29,850 shares of common stock issuable upon conversion of 2,985 shares of Company Series A-3 Preferred Stock to be issued to MPM Bioventures III Funds in the Merger; 1,222,905 shares of common stock issuable upon conversion of 122,290 shares of Company Series A-1 Preferred Stock, 1,813,643 shares of common stock issuable upon conversion of 181,364 shares of Company Series A-2 Preferred Stock, and 443,959 shares of common stock issuable upon conversion of 44,395 shares of Company Series A-3 Preferred Stock to be issued to MPM Bioventures III-QP, L.P., in the Merger; 103,351 shares of common stock issuable upon conversion of 10,335 shares of Company Series A-1 Preferred Stock, 153,275 shares of common stock issuable upon conversion of 15,327 shares of Company Series A-2 Preferred Stock, and 37,520 shares of common stock issuable upon conversion of 3,752 shares of Company Series A-3 Preferred Stock to be issued to MPM

Bioventures III GMBH & Co., in the Merger; 36,932 shares of common stock issuable upon conversion of 3,693 shares of Company Series A-1 Preferred Stock, 54,773 shares of common stock issuable upon conversion of 5,477 shares of Company Series A-2 Preferred Stock, and 13,408 shares of common stock issuable upon conversion of 1,340 shares of Company Series A-3 Preferred Stock to be issued to MPM Bioventures III Parallel Fund, L.P., in the Merger; 23,681 shares of common stock issuable upon conversion of 2,368 shares of Company Series A-1 Preferred Stock, 35,114 shares of common stock issuable upon conversion of 3,511 shares of Company Series A-2 Preferred Stock, and 8,595 shares of common stock issuable upon conversion of 859 shares of Company Series A-3 Preferred Stock to be issued to MPM Asset Management Investors 2003 in the Merger; 540,013 shares of common stock issuable upon conversion of 54,001 shares of Company Series A-1 Preferred Stock, and 1,842,426 shares of common stock issuable upon conversion of 184,242 shares of Company Series A-2 Preferred Stock to be issued to MPM Bio IV NVS Strategic Fund in the Merger. Additionally, MPM Bioventures III Funds has committed to purchase an aggregate of 6,874 shares of Company Series A-1 Preferred Stock at two subsequent closings, MPM Bioventures III-QP, L.P., has committed to purchase an aggregate of 102,238 shares of Company Series A-1 Preferred Stock at two subsequent closings, MPM Bioventures III GMBH & Co., has committed to purchase an aggregate of 8,640 shares of Company Series A-1 Preferred Stock at two subsequent closings, MPM Bioventures III Parallel Fund, L.P., has committed to purchase an aggregate of 3,087 shares of Company Series A-1 Preferred Stock at two subsequent closings, MPM Asset Management Investors 2003 has committed to purchase an aggregate of 1,979 shares of Company Series A-1 Preferred Stock at two subsequent closings, and MPM Bio IV NVS Strategic Fund has committed to purchase an aggregate of 60,536 shares of Company Series A-1 Preferred Stock at two subsequent closings. Voting and investment power is shared with Dr. Gadicke and the other general partners of these funds.  Each fund mentioned above disclaims beneficial ownership of all shares not held by it of record.

(10)

Includes 255,223 shares of common stock issuable upon conversion of 25,522 shares of Company Series A-1 Preferred Stock, and 2,103,250 shares of common stock issuable upon conversion of 210,325 shares of Company Series A-2 Preferred Stock to be issued to The Wellcome Trust as trustee of the Wellcome Family Trust in the Merger. Additionally, The Wellcome Trust as trustee of the Wellcome Family Trust in the Merger has committed to purchase an aggregate of 51,044 shares of Company Series A-1 Preferred Stock at two subsequent closings.

(11)

Includes 83,113 shares of common stock and 196,512 shares of common stock issuable upon conversion of 19,651 shares of Company Series A-1 Preferred Stock, 982,789 shares of common stock issuable upon conversion of 98,278 shares of Company Series A-2 Preferred Stock, 636,632 shares of common stock issuable upon conversion of 63,662 shares of Company Series A-3 Preferred Stock to be issued to HealthCare Ventures VII in the Merger.  Additionally, HealthCare Ventures VII has committed to purchase an aggregate of 39,302 shares of Company Series A-1 Preferred Stock at two subsequent closings.

(12)

Includes 15,173 shares of common stock and 162,133 shares of common stock issuable upon conversion of 16,213 shares of Company Series A-1 Preferred Stock, 1,086,285 shares of common stock issuable upon conversion of 108,628 shares of Company Series A-2 Preferred Stock, 249,830 shares of common stock issuable upon conversion of 24,983 shares of Company Series A-3 Preferred Stock to be issued to Oxford Bioscience Partners IV L.P. (“OBP IV”) in the Merger; and 151 shares of common stock and 1,627 shares of common stock issuable upon conversion of 162 shares of Company Series A-1 Preferred Stock, 10,900 shares of common stock issuable upon conversion of 1090 shares of Company Series A-2 Preferred Stock, 2,506 shares of common stock issuable upon conversion of 250 shares of Company Series A-3 Preferred Stock to be issued to mRNA Fund II L.P. (“mRNA Fund II”) in the Merger.  Additionally, Saints Capital VI LLC has committed to purchase an aggregate of 32,751 shares of Company Series A-1 Preferred Stock at two subsequent closings.  The Saints Shares are beneficially owned by Saints Capital VI LLC, the sole general partner of Saints VI, and the individual managers of Saints Capital VI LLC (Saints Capital VI LLC and its individual managers together, the "Indirect Reporting Persons"). The individual managers of Saints Capital VI LLC are Ken Sawyer, David Quinlivan, and Ghia Griarte. Each Indirect Reporting Person disclaims beneficial ownership within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, or otherwise of such portion of the Saints Shares in which such Indirect Reporting Person has no pecuniary interest therein. Voting and investment power over the Series A-2 Preferred Stock and Series A-3 Preferred Stock described above is shared with the individual of each of the entities described above and Jonathan Fleming and the voting and investment power with respect to the Series A-1 Preferred Stock referred to above is shared with the general partners of the listed entities.

(13)

Includes 435,965 shares of common stock issuable upon conversion of 43,596 shares of Company Series A-1 Preferred Stock, and 1,051,625 shares of common stock issuable upon conversion of 105,162 shares of Company Series A-2 Preferred Stock to be issued to BB Biotech Ventures II in the Merger.  Additionally, BB Biotech Ventures II has committed to purchase an aggregate of 40,940 shares of Company Series A-1 Preferred Stock at two subsequent closings.

(14)

Includes 15,173 shares of common stock and 1,086,285 shares of common stock issuable upon conversion of 108,628 shares of Company Series A-2 Preferred Stock, 249,830 shares of common stock issuable upon conversion of 24,983 shares of Company Series A-3 Preferred Stock (the “OBP IV Shares”) to be issued to Oxford Bioscience Partners IV L.P. (“OBP IV”) in the Merger; and 151 shares of common stock and 10,900 shares of common stock issuable upon conversion of 1090 shares of Company Series A-2 Preferred Stock, 2,506 shares of common stock issuable upon conversion of 250 shares of Company Series A-3 Preferred Stock (the “mRNA Fund II Shares”) to be issued to mRNA Fund II L.P. (“mRNA Fund II”) in the Merger.  The Oxford Shares are indirectly held by OBP Management IV L.P. (“OBP Management IV”), the sole general partner of each of OBP IV and mRNA Fund II, and the individual general partners of OBP Management IV (OBP Management IV and its individual general partners together, the “Indirect Reporting Persons”). The individual general partners of OBP Management IV are Jonathan Fleming and Alan Walton. Each Indirect Reporting Person disclaims beneficial ownership within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, or otherwise of such portion of the Oxford Shares in which such Indirect Reporting Person has no actual pecuniary interest therein.

Other Information

We file periodic reports with the SEC.  You may obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov.  You may also send communications to the Board of Directors at: MPM Acquisition Corp., c/o MPM Asset Management LLC, 200 Clarendon Street, 54th Fl., Boston, MA, 02116 Attention: Board of Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this information statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 29, 2011
MPM Acquisition Corp. By Order of the Board of Directors

/s/ C. Richard Lyttle
Dr. C. Richard Lyttle
President and Director Principal Executive Officer

/s/ Nicholas Harvey
Nicholas Harvey Principal Accounting Officer Principal Financial Officer Treasurer and Director